For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Phase One Nickel Acquisition Program Completed Saskatchewan

PFN Acquires Nickel Plats Project

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Acquisition of historical Nickel deposit

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PFN expanding Nickel & PGM Divisions

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3,000 meter drill program in progress adjacent to Xstrata Nickel’s Montcalm mine Timmins, ON

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Management currently finalizing Nickel Acquisition in Labrador

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2007 Exploration Program underway on 5 Platinum Group Metal projects

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$5 million 2007 / 2008 Exploration Budget

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$8 million in cash and securities

June 14, 2007, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN   OTCBB: PAWEF Frankfurt: P7J) has completed its first phase of property acquisitions and has optioned the Nickel Plats Property, approximately 50 km north of LaRonge Saskatchewan.  The property covers a nickel-copper occurrence within a sulphide rich (pyrrhotite, chalcopyrite and pyrite) gabbro intrusive plug.  Exploration work in the mid sixties (23 drill holes 15 inclined, 8 vertical) proved an open pit resource of 4.2 million tons grading 0.30% Ni and 0.08% Cu.  In the late 1980s, additional definition drilling (6 inclined holes) indicated an underground resource of 1.7 million tons grading 0.74% combined nickel-Copper (Non-43-101 compliant).  Pacific North West Capital’s objective is to update the geological model, bring the initial resource to a 43-101 compliant status and expand it by step-out drilling. A geological program is planned to be followed up by a fall 2007 drill program. Furthermore, the region is also being evaluated for other intrusive targets, through compilation of government data bases. PFN’s management plans to acquire several Nickel / Base Metals and PGM projects.

PFN’s aggressive acquisition program will continue through 2007 in order to position the Company and its shareholders for what it believes will be the largest expansion in Nickel and PGM exploration since the 1990s.  Harry Barr, President & CEO of Pacific North West Capital stated, “Our objective is to significantly expand our Nickel/ Base Metals & PGM portfolios in North America”. PFN’s Vancouver and Ontario based technical teams is currently guiding the acquisition process and preparing for summer and fall exploration programs.

Terms of Agreement

Under the terms of agreement, Pacific North West Capital may acquire a 100% interest in the Property, by committing up to $750,000 of exploration expenditures in three instalments over a three year period; make a total cash payment of up to $90,000 in four instalments in a two year period, and issue a total of up to 300,000 common shares over a three year period. Upon the Optionee vesting with 100% interest in the Property, the Optionor shall retain 2% NSR on all future mineral production from the Property. The Optionee shall have the right to purchase a 1% NSR from the Optionor for $750,000. Advanced Royalty payments to the Optionor of $40,000 may be paid in a year for 3 years for a total of up to $120,000. This acquisition is subject to regulatory approval.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. is a North American industry leader in the search for Platinum Group Metals (PGMs) and Nickel.

PFN is currently in the most aggressive acquisition phase of the company's history and is committed to advancing its existing projects and acquiring new projects via self-funding or option/joint venture agreements with major mining companies. The company has over $8 million in working capital and securities.

In late 2004 PFN established a Nickel Division that is rapidly growing and today has an Option / Joint Venture in the Timmins Mining District with Xstrata Nickel with further announcements pending on other projects. An extensive geophysical and ground proofing exploration program has been completed. PFN has expended approximately $1.4 million on the project to date. In May, a diamond drill program commenced to evaluate EM conductors to depths of 200 meters south of the Montcalm Mine claims, Timmins, Ontario. The targets are within the strike extension of the interpreted mine stratigraphy of the Montcalm Intrusive Complex (MIC).  The program was expanded to 3000 meters in June 2007.

Stillwater Mining Company (NYSE: SWC), the largest producer of palladium and platinum in the Western hemisphere, recently purchased 11% of PFN and is a strategic partner in the search for new platinum group metal discoveries in North America. PFN and Stillwater have entered into a non-binding Letter Agreement pertaining to ongoing exploration of the Goodnews Bay Platinum Project. The Letter Agreement also provides for Stillwater to fund reconnaissance on other Alaskan PFN exploration projects with the provision for Stillwater to enter into option/joint venture agreements on the Goodnews Bay Project and 1 or more of the reconnaissance projects.

Under the terms of the Letter Agreement, Stillwater will spend $4 million to earn 50% of GBPP by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional $8 million in exploration expenditures within an additional two year period or upon completion of a Feasibility Study, whichever occurs first. Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the Property into Commercial Production within an additional three years.

Under the Reconnaissance portion of the Letter Agreement, Stillwater will expend $500,000 in 2007 which will allow it to inspect several of PFN's proposed projects. In event Stillwater elects to continue participating in one or more projects, they will automatically be able to enter into one or more agreements identical to the Goodnews Bay. Pacific North West Capital is the project operator.

In addition, PFN is exploring the River Valley Project, located near Sudbury, Ontario, joint ventured 50/50 with Anglo Platinum Limited ("Anglo Platinum"), the world's largest primary producer of platinum. Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.

Current measured and indicated resources: 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional 2.3 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) of Inferred Resources using a 0.7 g/t cut off (pt/pd). The objective of the 2006 $1.1 million Phase 9A budget was to extend the new Platinum Group Metal mineralized horizons discovered during the 2005 fieldwork and to better understand the structural controls on the mineralization. Management recently presented Anglo Platinum with the 2007 work program and budget.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"), mandated to put new mines into production. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration. PFN and SOQUEM recently announced a Phase Two 2007 budget of $460,000 to advance work on reconnaissance properties in Quebec.  The summer exploration program has begun on this project.

PFN management is currently negotiating and acquiring several new PGM and Nickel / Base Metals projects throughout North America more specifically in Labrador, Quebec, Ontario, Manitoba, Saskatchewan, British Columbia, North West Territories and Alaska.

The company has over $8 million in working capital and securities.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	June 14, 2007